Filed by Rain Enhancement Technologies Holdco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Coliseum Acquisition Corp.

Commission File No.: 001-40514

Date: June 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2024

Coliseum Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40514	98-1583230
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share, par value $0.001 per share, and one-third of one redeemable warrant	MITAU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.001 per share	MITA	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MITAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Business Combination Agreement

On June 25, 2024, Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the date of the closing of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), Coliseum will merge with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into Rainwater (the “Company Merger”, and together with the SPAC Merger, the “Mergers”) with RET surviving the Company Merger as a direct, wholly owned subsidiary of Holdco so that, immediately following the completion of the Business Combination, each of Merger Sub 1 and RET will become a wholly-owned subsidiary of Holdco. The Mergers, together with the other transactions contemplated by the Business Combination Agreement, the plan of merger by and among Coliseum, Merger Sub 1, and Holdco (the “Plan of Merger”) and all other agreements, certificates and instruments entered into in connection therewith, are referred to herein as the “Business Combination”.

RET is a business recently formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere.

The Business Combination is expected to close in the third quarter of 2024, subject to the receipt of the required approvals by Coliseum’s and RET’s shareholders and fulfilment of other customary closing conditions.

Conversion of Securities

On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, the Class A ordinary shares of Coliseum, par value $0.001 per share (“Coliseum Class A Ordinary Shares”), which were initially issued as part of the units sold in Coliseum’s initial public offering (“Units” and with respect to such shares, the “Coliseum Public Shares”), and which have been validly redeemed by a holder thereof, will be redeemed for an amount of cash then on deposit in the trust account established in connection with Coliseum’s initial public offering, including interest but net of taxes payable, calculated as of two business days prior to the Closing (the “Redemption Price”). Harry L. You, the Company’s Chairman and an affiliate of its sponsor (the “Sponsor Affiliate”) has also agreed to convert all issued and outstanding Class B ordinary shares of Coliseum, par value $0.001 per share (the “Coliseum Class B Ordinary Shares”), on a one for one basis, into Coliseum Class A Ordinary Shares prior to the SPAC Merger. Immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Coliseum Class A Ordinary Share and one-third of one warrant to acquire Coliseum Class A Ordinary Shares (the “Coliseum Public Warrant”).

At the effective time of the SPAC Merger, by virtue of the SPAC Merger, each issued and outstanding Coliseum Class A Ordinary Share (including the Class A Ordinary Shares issued upon conversion of Class B Ordinary Shares, but not including any shares redeemed by public shareholders and certain other excluded shares) will be automatically converted into the right to receive one share of Holdco’s Class A common stock, par value $0.0001 per share (the “Holdco Class A Common Stock”), and each issued and outstanding Coliseum Public Warrant and each issued and outstanding private placement warrant of Coliseum (the “Coliseum Private Placement Warrants” and together with the Coliseum Public Warrants, the “Coliseum Warrants”) will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Coliseum Class A Ordinary Shares (each, a “Holdco Warrant”).

On the Closing Date, each issued and outstanding share of Class A common stock of RET, par value $0.0001 per share (other than any shares held in the treasury of RET and any shares held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (ii) each share of Class B common stock of RET, par value $0.0001 per share, issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares held in the treasury of RET and any shares held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Class B common stock of Holdco, par value $0.0001 per share (the “Holdco Class B Common Stock”), equal to the Exchange Ratio. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of certain Closing Offerings (as defined below) by (ii) the Redemption Price, divided by (B) the total outstanding shares of RET’s common stock.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties, including the obligation of Coliseum and RET and their respective subsidiaries to conduct their businesses in the ordinary course and to refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement.

The Business Combination Agreement also contains agreements from each of the parties to use commercially reasonable efforts to secure at the Closing one or more financing commitments with commercial terms that are reasonably acceptable to Coliseum and RET (the “Closing Offering”). The parties will use commercially reasonable efforts to identify sources of financing for the Closing Offering and to mutually negotiate any underlying agreements and reasonably cooperate in a timely manner in connection with any such efforts.

Coliseum also agreed to use its commercially reasonable efforts to ensure that the Coliseum Public Shares, Public Warrants and Units remain listed for trading on the Nasdaq Stock Market (“Nasdaq”) between the date of the Business Combination Agreement through the Closing. All parties have also agreed to use their respective commercially reasonable efforts, prior to the SPAC Merger, to have Holdco’s securities approved for listing on Nasdaq or another mutually agreed upon national securities exchange.

RET agreed to provide Coliseum with its audited financial statements for the twelve month periods ended December 31, 2023 and 2022 within ten business days following the date of the Business Combination Agreement, and to provide interim financial information for each quarterly period no later than forty (40) calendar days following the end of such period.

Indemnification

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto. However, all existing rights to directors’ and officers’ indemnification will survive the consummation of the Business Combination and will continue in full force and effect. Holdco and RET have also agreed to provide such indemnity post-closing for a period of six years, to obtain a six year “tail” directors’ and officers’ liability insurance policy in favor of Coliseum’s and RET’s officers and directors, and to obtain directors’ and officers’ liability insurance coverage for Holdco’s post-Closing directors and officers (the “Closing D&O Policy”).

Registration Statement / Proxy Statement

As promptly as reasonably practicable after the date of the Business Combination Agreement, Coliseum, RET, and Holdco will prepare and Holdco will file a registration statement on Form S-4 relating to the Business Combination (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will contain a proxy statement relating to a meeting of the Coliseum shareholders (the “Coliseum Extraordinary General Meeting”) to be held to consider, among other things, (x) approval of the Business Combination (including the approval and adoption of the Business Combination Agreement and the Plan of Merger) and (y) the adoption and approval of any other proposals the parties deem necessary to effectuate the Business Combination, and a prospectus that Holdco will use to offer the Holdco Class A Common Stock and Holdco Warrants to be issued in connection with the Business Combination.

Conditions to the Parties’ Obligations to Consummate the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to certain conditions, including (i) the requisite approval by Coliseum’s and RET’s shareholders having been obtained; (ii) the absence of adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting their consummation; (iii) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC; and (iv) Holdco having obtained the Closing D&O Policy.

The obligations of Coliseum to consummate the Business Combination are further subject to additional conditions, including: (i) the truth and accuracy of the representations and warranties of RET, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by RET, Holdco, and the Merger Subs with their respective agreements and covenants under the Business Combination Agreement; (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; and (iv) receipt of a customary officer’s certificate of RET, certifying the satisfaction of the conditions listed in clauses (i) through (iii) above.

The obligations of RET to consummate the Business Combination are further subject to additional conditions, including: (i) the truth and accuracy of the representations and warranties of Coliseum, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by Coliseum with its agreements and covenants under the Business Combination Agreement; (iii) the Holdco Class A Common Stock to be issued in connection with the Business Combination having been accepted for listing on Nasdaq or another national securities exchange mutually agreed to in writing by the parties to the Business Combination Agreement; (iv) no SPAC Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (v) a customary officer’s certificate of Coliseum, certifying the satisfaction of the conditions listed in clauses (i) through (iv) above; and (vi) the sum of the funds contained in the trust account (after giving effect to redemptions of Coliseum Public Shares and before the payment of transaction expenses), together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from any Closing Offering, being equal to or greater than $10,000,000.

Termination Rights

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing including, among others, (i) by mutual written consent of Coliseum and RET; (ii) by either Coliseum or RET if the Closing has not occurred on or prior to December 25, 2024 (the “Outside Date”); (iii) by RET or Coliseum, if the requisite shareholder approval of Coliseum’s shareholders has not been obtained; or (iv) by Coliseum if the requisite shareholder approval of RET’s shareholders has not been obtained within two business days following the effectiveness of the Registration Statement. No party will have any liability after the termination of the Business Combination Agreement, except for intentional fraud or a material and willful breach.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Coliseum, RET, Holdco, or the Merger Subs. In particular, the assertions embodied in representations and warranties by Coliseum, RET, Holdco, and the Merger Subs contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Coliseum, RET, Holdco, and the Merger Subs. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Coliseum’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Coliseum, the Sponsor Affiliate, Berto LLC, Coliseum’s current sponsor (the “New Sponsor”), Coliseum Acquisition Sponsor, LLC, Coliseum’s previous sponsor (the “Previous Sponsor” and together with the New Sponsor and Sponsor Affiliate, the “Sponsors”), Holdco and RET entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsors have agreed to (i) be bound by confidentiality, exclusivity, publicity and financing cooperation sections of the Business Combination Agreement, (ii) not transfer any securities of Coliseum held by them until the earlier to occur of (a) the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms, and (c) the liquidation of Coliseum (such earlier time, the “Expiration Time”), subject to certain exceptions as provided in the Sponsor Support Agreement; (iii) vote to approve and adopt the Business Combination Agreement and all related transactions contemplated thereby; (iv) vote against any other merger, consolidation, share exchange, business combination, reorganization, or similar transaction involving Coliseum (other than the Business Combination Agreement and the Business Combination); (v) vote against any business combination agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Coliseum; and (vi) vote against any proposal, action or agreement that would materially impede the Sponsor Support Agreement, the Business Combination Agreement, or the Business Combination, that would result in a breach with respect to any obligation or agreement of Coliseum under the Business Combination Agreement, or that would result in any of the conditions set forth under the Business Combination Agreement not being fulfilled.

In addition, the Sponsors agreed that they will share, pro rata, in the forfeiture of an aggregate of 606,971 Coliseum Class A Ordinary Shares required to be forfeited at the Closing pursuant to the terms of previously-disclosed non-redemption agreements entered into by Coliseum, the Sponsor Affiliate, and certain non-redeeming holders in connection with an extension of the time that Coliseum has to consummate its initial business combination. The Sponsor Affiliate will also elect to convert all issued and outstanding Coliseum Class B Ordinary Shares on a one for one basis, into Coliseum Class A Ordinary Shares in connection with the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Coliseum and Holdco entered into a support agreement (the “Company Support Agreement”) with RET and certain shareholders of RET (the “Company Shareholders”) pursuant to which the Company Shareholders agreed to, among other things, (i) be bound by confidentiality, exclusivity, publicity and financing cooperation sections of the Business Combination Agreement, (ii) not transfer any securities of RET held by them until the Expiration Time, subject to certain exceptions as provided in the Company Support Agreement; (iii) vote to approve and adopt the Business Combination Agreement and all related transactions contemplated thereby; (iv) vote against any other purchase of RET’s equity securities or any merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation, asset sale or similar transaction involving RET, or any initial public offering or direct listing on any stock exchange (other than the Business Combination Agreement and the Business Combination); (v) vote against any business combination agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of the RET; and (vi) vote against any proposal, action or agreement that would materially impede the Company Support Agreement, the Business Combination Agreement, or the Business Combination, that would result in a breach with respect to any obligation or agreement of RET or the Company Shareholders under the Business Combination Agreement or the Company Support Agreement, or that would result in any of the conditions set forth under the Business Combination Agreement not being fulfilled.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Company Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Warrant Assumption Agreement

In connection with the Closing, Coliseum, Holdco, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”), pursuant to which, among other things, Coliseum will assign to Holdco all of Coliseum’s right, title and interest in and to, and Holdco will assume all of Coliseum’s liabilities and obligations under the certain Warrant Agreement, dated as of June 22, 2021, between Coliseum and the Warrant Agent (the “Existing Warrant Agreement”). As a result, at the Closing, each Coliseum Warrant will automatically cease to represent a right to acquire Coliseum Class A Ordinary Shares and instead will represent a right to acquire shares of Holdco Class A Common Stock pursuant to the terms and conditions of the Existing Warrant Agreement (as amended by the Warrant Assumption Agreement).

The foregoing description of the Warrant Assumption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Warrant Assumption Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, certain shareholders and warrantholders of Holdco (the “Lockup Securityholders”), will enter into a lock-up agreement (the “Lock-Up Agreement”) with Holdco.

Pursuant to the Lock-Up Agreement, each Lockup Securityholder will agree not to transfer (except for certain permitted transfers) Holdco Common Stock, including any shares of Holdco Common Stock held by the Securityholder immediately after Closing, any shares of Holdco Common Stock issuable upon settlement or exercise of any options, warrants (not including the Holdco Warrants), restricted stock units, equity awards, or any other convertible securities of Holdco held by the Lockup Securityholder immediately following the Closing, subject to limitations in the Lock-Up Agreement, until the end of the earlier of (x) two (2) years after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their shares of Holdco Common Stock for cash, securities or other property.

In addition, the Lockup Securityholders will agree not to transfer (except for certain permitted transfers) any Holdco Warrants, and any shares of Holdco Common Stock received upon exercise of the Holdco Warrants, until the end of the period beginning on the Closing Date and ending on the earlier of (x) 30 days after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their shares of Holdco Common Stock for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the Closing, Holdco, the Sponsors, the executive officers and directors of Coliseum, certain shareholders of Holdco, and the executive officers and directors of Holdco will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Holdco will agree that, within 30 days after the Closing Date, Holdco will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto (the “Resale Registration Statement”), and Holdco will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, and in any event within ninety (90) days after the Closing Date. Such holders will be entitled to customary piggyback registration rights and demand registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Holdco A&R Articles and Holdco A&R Bylaws

Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts amended and restated articles of organization (“Holdco A&R Articles”) and will adopt amended and restated bylaws (“Holdco A&R Bylaws”), which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will implement a dual class stock structure wherein Holdco’s common stock will consist of Holdco Class A Common Stock, entitling the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and Holdco Class B Common Stock, which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Common Stock but the holders thereof will be entitled to ten votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote, which voting structure will terminate on the date that is five years after the Closing Date, or earlier in certain circumstances as more fully set forth in the Holdco A&R Articles. The Holdco A&R Articles will include customary anti-takeover provisions and other rights for the holders of Holdco Class B Common Stock, including the right to fill vacancies on the Holdco Board and the ability for stockholders take action by written consent, which rights will sunset when the Holdco Class B Common Stock represents less than 50% of the voting power of the outstanding Holdco Common Stock.

The foregoing descriptions of the Holdco A&R Articles and Holdco A&R Bylaws do not purport to be complete and are qualified in their entirety by the terms and conditions of the form of Holdco A&R Articles and Holdco A&R Bylaws, copies of which are included as Exhibit A and Exhibit B, respectively, to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Holdco Common Stock to certain RET shareholders pursuant to the Business Combination Agreement are incorporated by reference herein. The Holdco Common Stock issuable in connection with the Business Combination to RET shareholders who are officers or directors of RET or Coliseum will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On June 26, 2024, Coliseum and RET issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Coliseum and RET have prepared for use in connection with the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01. Other Events

On June 20, 2024, pursuant to the terms of Coliseum’s Amended and Restated Memorandum and Articles of Association, the board of directors of Coliseum elected to extend the date by which Coliseum has to consummate a business combination from June 25, 2024 for an additional three months to September 25, 2024.

Additional Information about the Business Combination and Where to Find it

In connection with the Business Combination, Coliseum, the RET, and/or Holdco intend to file relevant materials with the SEC, including the Registration Statement, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Coliseum shareholders. Coliseum, RET and/or Holdco will also file other documents regarding the Business Combination with the SEC. This Current Report on Form 8-K and the exhibits hereto do not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors, security holders of RET, Coliseum and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination, as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, by Coliseum, RET and/or Holdco through the website maintained by the SEC at www.sec.gov. The documents filed by Coliseum, RET, and Holdco with the SEC also may be obtained free of charge upon written request to Coliseum at Coliseum Acquisition Corp., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Coliseum, RET, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Coliseum’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Coliseum’s securities are, or will be, contained in Coliseum’s filings with the SEC, and such information and names of RET’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Coliseum, RET and/or Holdco, which will include the proxy statement of Coliseum.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K and the exhibits hereto are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “may,” “will,” “estimate,” “continue,” “anticipate,” “expect,” “potential,” “future,” “forecast,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of RET’s and Coliseum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be viewed any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.

Many actual events and circumstances are beyond the control of Coliseum and RET. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions; the ability of the parties to successfully consummate the Business Combination; the ability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by Coliseum’s shareholders and the satisfaction of the minimum cash condition; the amount of redemption requests made by Coliseum’s public shareholders; the effect of the announcement and pendency of the Business Combination on RET’s business; RET’s ability to manage future growth; Holdco’s ability to meet the listing standards of Nasdaq; the failure to obtain, maintain, adequately protect, or enforce RET’s intellectual property rights; the numerous regulatory and legal requirements that RET will need to comply with to operate its business; the concentrated ownership Holdco’s stock in RET’s principal stockholders; and the other risks presented elsewhere herein and in the Registration Statement. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risk factors presented elsewhere herein along with the risks and uncertainties described in the “Risk Factors” section of Coliseum’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Coliseum and RET from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the Registration Statement. There may be additional risks that neither Coliseum nor RET presently know or that Coliseum and RET currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

You are cautioned not to place undue reliance upon any forward-looking statements. Any forward-looking statement speaks only as of the date on which it was made, based on information available as of the date of this Current Report on Form 8-K, and such information may be inaccurate or incomplete. Coliseum and RET expressly disclaim any obligation or undertaking to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Information regarding performance by, or businesses associated with, RET’s management team or businesses associated with them is presented for informational purposes only. Past performance by RET’s management team and its affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of RET’s management team or businesses associated with them as indicative of RET’s future performance of an investment or the returns RET will, or is likely to, generate going forward.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale or exchange of any securities of RET or Coliseum in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of such jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of June 25, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies Inc., Rain Enhancement Technologies Holdco, Inc., Rainwater Merger Sub 1, Inc., and Rainwater Merger Sub 2, Inc.
10.1†	Sponsor Support Agreement, dated June 25, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies Inc., Rain Enhancement Technologies Holdco, Inc., Coliseum Acquisition Sponsor LLC, Harry You, and Berto LLC.
10.2†	Company Support Agreement, dated June 25, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies Inc., Rain Enhancement Technologies Holdco, Inc., and the Company Shareholders.
10.3	Form of Warrant Assignment, Assumption and Amendment Agreement.
10.4	Form of Lock-Up Agreement.
10.5	Form of Registration Rights Agreement.
99.1	Press Release, dated June 26, 2024.
99.2	Investor Presentation, June 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLISEUM ACQUISITION CORP.

Date: June 26, 2024	By:	/s/ Charles Wert
	Name:	Charles Wert
	Title:	Chief Executive Officer
(Principal Executive Officer)